Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

November 15, 2006

VIA EDGAR

Mr. William Friar

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	NewStar Financial, Inc.

Registration Statement on Form S-1

File No. 333-137513

Dear Mr. Friar:

On behalf of our client, NewStar Financial, Inc. (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Commission Amendment No. 3 (the “Amendment”) to the Registration Statement on Form S-1 (the “Registration Statement”) of the Company (File No. 333-137513), together with exhibits thereto.

Set forth below in bold are each of the comments in the Staff’s letter of November 8, 2006. Immediately following each of the Staff’s comments is the Company’s response to that comment, including where applicable, a cross-reference to the location in the Amendment of changes made in response to the Staff’s comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

General

1.	Please note the updating requirements in Article 3-12 of Regulation S-X.

The Company acknowledges the Staff’s comment and has updated the Registration Statement in accordance with Article 3-12 of Regulation S-X.

Mr. William Friar

November 15, 2006

2.	Please include an updated consent of the independent accountants in your next amendment.

The Company acknowledges the Staff’s comment and has provided an updated consent.

NewStar Credit Opportunities Fund, page 80

3.	We note your response to comment 14 from our letter dated October 19, 2006. Specifically, in your response you state that in accordance with the management agreement, you service NCOF’s portfolio of loans and other debt products, act as collections agent and provide record keeping services and as a result have concluded that you are not the decision maker. Please tell us how you determined you were not the decision maker pursuant to paragraph 5(b)(1) of FIN 46R based upon Section 4 of the Management Agreement with NCOF filed as Exhibit 10.14.1 of your amending S-1 on October 27, 2006. Please address how the following responsibilities allowed for you to conclude that you are not the decision maker:

•	Section 4(a)(ii) of the Management Agreement grants you the ability to purchase, hold, sell, transfer, exchange, mortgage, pledge, grant a security interest in, and otherwise act to acquire, hold, finance and/or dispose of NCOF fund assets;

•	Section 4(a)(iv) of the Management Agreement allows you to make financing decisions on behalf of NCOF; and

•	Section 4(a)(v)(i) of the Management Agreement grants you voting and consent rights with respect to which NCOF has voting or consent rights.

Prior to the issuance of FIN 46R, FIN 46 required an evaluation of whether a service provider had the direct or indirect ability to make decisions that could significantly affect the results of the activities of the entity for purposes of determining which party should consolidate a variable interest entity (VIE). Paragraph 14 of FIN 46 referred to that type of service provider as a decision maker. FIN 46R retained the concept of a decision maker for purposes of determining which party should consolidate a VIE. However, the definition of a decision maker formerly included in FIN 46 was excluded from FIN 46R. The Company believes that the evaluation of whether a party involved with an entity is a decision maker should be based on the guidance in paragraph 5(b)(1) of FIN 46R, which requires an evaluation as to whether as a group the holders of the equity investment at risk lack the direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity. The Company

Mr. William Friar

November 15, 2006

believes that in the case of NCOF decisions that have a significant effect on the success of the entity are best defined as those that affect NCOF’s long-term profitability and are centered in its acquisition and disposition of assets. The Company believes that the shareholders of NCOF, through their voting rights and the contractual provisions in the Management Agreement, have the direct or indirect ability to make decisions regarding NCOF’s activities that have a significant effect the success of NCOF.

Voting Rights

The shareholders of NCOF hold all of the voting rights. They are entitled to appoint the members of the Board. In addition, they have to approve the appointment of the independent investment advisor (the “Advisor”). The Advisor has no relationship with the Company and is solely and directly compensated by NCOF for his services.

Management Agreement Provisions

The Company does not believe that the responsibilities set forth in Section 4 of the Management Agreement, including Sections 4(a)(ii), 4(a)(iv) and 4(a)(iv)(i), make the Company the decision maker of NCOF. The grant of authority is subject to the provisions set forth in the Investment Guidelines referred to in the Management Agreement. The Investment Guidelines may only be amended by the Board of NCOF.

The Company’s overall evaluation of the NCOF Management Agreement included an analysis of the provisions set forth in the paragraphs as identified by the Staff as follows:

Section 4(a)(ii) – The authority of the Manager set forth in Section 4(a)(ii) of the Management Agreement is subject to the provisions of Section 7 requiring the Advisor to approve any purchase or sale of NCOF assets. Accordingly, the Manager’s purchase and sale decisions are subject to approval of the Advisor, who is appointed by the Board and the shareholders.

Section 4(a)(iv) – The authority of the Manager outlined in Section 4(a)(iv) is subject to various terms agreed to by the shareholders of NCOF at the time of their investment, including the term that NCOF intends to obtain term indebtedness via the use of term securitizations and that NCOF may enter into short-term borrowings, for example, warehouse facilities, repurchase agreement financings and subscription agreement financings. The Company believes that the debt structures were sufficiently identified to the shareholders of NCOF prior to their investment such that this section is related to administrative and ministerial decisions of NCOF’s operations and that the timing and

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November 15, 2006

amounts of any borrowings are dictated by the level and type of assets purchased and held by NCOF. Further, with respect to each of the borrowings identified in Response 8 below, the shareholders reviewed, evaluated, provided comments on the related documentation and approved the terms of the debt. In addition, the independent Board of NCOF approved the terms of the debt as well.

Section 4(a)(V)(1) – The types of assets permitted to be purchased by NCOF are set forth in the Investment Guidelines and include Permitted Assets defined as follows:

•	Senior secured and unsecured term, second lien, mezzanine (including real estate), first mortgage, second mortgage loans and B-notes;

•	Asset-based facilities and subordinated asset-backed securities;

•	Revolving lines of credit and delayed term loans (subject to certain limitations);

•	Various other loans, including, debtor-in-possession loans, direct loans against financial assets and non-certified notes.

Based on these types of loans and assets, the Company believes that the matters that would be the subject of voting and consent rights outlined in this section would be consistent with normal asset servicing activities such as renewals, extensions, waivers, etc., expected of the Manager.

4.	In this regard, please tell us if the independent investment professional has ever disapproved any proposed purchases or sales of assets by you as the manager for NCOF. Additionally tell us the process and procedures by which the independent investment professional evaluated a proposed purchase or sale.

The Advisor has reviewed a total of 129 potential purchases and did not approve 12 of those transactions. To date, NCOF has not sold any assets.

The process and procedures for the Advisor’s review is as follows:

1. The Company identifies a transaction that, according to its policies and procedures, provides a co-investment opportunity for NCOF and/or other third parties.

2. After preliminary approval of the proposed transaction by the Company, the Company then contacts the Advisor and provides the Advisor with extensive information regarding the borrower and the proposed terms of the transaction.

Mr. William Friar

November 15, 2006

3. The Advisor then conducts his independent evaluation and due diligence and receives additional information if requested. At that time, the Advisor gives the Company a preliminary indication as to whether NCOF will co-invest in the transaction.

4. After the Company’s underwriting committee gives final approval to the transaction, the Company provides the Advisor with a significant amount of additional information regarding the borrower and the transaction terms. In addition, the Advisor is notified of any material changes to the information previously provided to the Advisor regarding the borrower or transaction terms.

5. The Advisor makes any further inquiries and receives any additional information he requests.

6. The Advisor then makes a final determination as to whether NCOF will co-invest in the transaction.

5.	As a related matter, we note your disclosure that the independent investment professional represents the equity holders and must approve or reject all acquisitions and dispositions of loans and other debt products by NCOF. Tell us how you considered Section 7 of the Management Agreement, which states that the appointment of the individual investment professional requires your consent and also the disclosure on page 80 of your filing which states that Och-Ziff Capital Management, a related party which also has a 50% equity commitment to NCOF, in determining that the independent investment professional is the decision maker. Provide individual name(s) of those persons who actually evaluate the investment professional candidates, their relationship to any of the involved entities and the importance of candidate selection factors considered.

Section 7 of the Management Agreement provides that the shareholders and the Board of NCOF appoint the Advisor. The shareholders and the Board of NCOF vote on the Advisor. The shareholders interviewed the Advisor in advance of his appointment without the Company present. The Board then approved the Advisor’s appointment. The Board and the shareholders are responsible for evaluating the Advisor’s performance. The Company does not have a vote as either a shareholder or as a director. The Company’s consent right is meant to enable the Company to review the qualifications of the Advisor and to provide its input into the selection process. The Company does not have the ability to appoint or nominate the Advisor. Further, the Manager cannot initiate, nor is Manager consent required for, removal of the Advisor. Accordingly,

Mr. William Friar

November 15, 2006

the Company believes its consent right is protective rather than participating in nature.

While an affiliate of Och-Ziff Capital Management Group (“OZCM”) holds 50% of the equity interests of NCOF, they do not hold a majority and cannot appoint or elect Board members without the approval of other shareholders. In addition, NCOF’s Board does not include anyone affiliated with OZCM or its affiliates. OZCM does not have the power to replace the Manager or appoint the Advisor without the consent of either the Board or other shareholders. As discussed in Response 7 below, OZCM is the investment advisor to OZ Master Fund, Ltd., which will own approximately 14% of the outstanding stock of the Company after the initial public offering. OZCM does not control the Company and the Company does not control, and is not under common control with, OZCM. The Company cannot direct the activities or decisions of OZCM or vice versa. None of the officers or directors of OZCM or OZ Master Fund are officers or directors of the Company or NCOF. OZ Master Fund can have an observer attend the Company’s board meetings pursuant to the Stockholders Agreement filed as Exhibit 4.1 to the Registration Statement. The observer rights terminate at the time of the initial public offering. Accordingly, the Company performed its decision maker analysis on a stand-alone entity basis and as such, the decisions of OZCM were considered as separate from the Company.

The individuals who evaluate the Advisor are:

1. NCOF’s directors – Scott Lennon, David Egglishaw and Michelle Wilson-Clarke. Each of the directors is an employee of Walkers Fund Services, a Cayman-based entity that provides legal, corporate, administrative and back-office services to Cayman-domiciled investment funds and corporate entities. None of the directors has a relationship with the Company or OZCM. However, Walkers does provide fund-related services to other funds managed by OZCM and by numerous other investment managers in the ordinary course of its business.

2. OZCM – Joshua Ross was involved in the initial appointment of the Advisor and represents OZCM in the periodic evaluation of the Advisor’s performance in OZCM’s capacity as a shareholder. Mr. Ross serves as a non-voting board observer at the Company’s board meetings and is responsible for managing OZCM’s investment in the Company. Mr. Ross has no direct relationship with Walkers except as described above.

3. Caisse de dépôt et placement du Québec (“Caisse”) – Caisse is the other shareholder of NCOF. Paul-Henri Couture and Francois Boudreault were involved in the initial appointment of the Advisor and are responsible for

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November 15, 2006

Caisse’s periodic evaluation of the Advisor’s performance as a shareholder.

4. Tim Conway, the Chairman, Chief Executive Officer and President of the Company, represented the Company in its capacity as Manager in consenting to the appointment of the Advisor. Mr. Conway does not have any other relationships with OZCM or Caisse.

Advisor Selection Factors

The Advisor was selected primarily on the basis of his experience, judgment and his independence from the Company, OZCM, NCOF’s Board and other shareholders. Mr. Peter C. Fitts serves as the Advisor. Mr. Fitts was with Citicorp for over 25 years in various positions such as President of Citicorp Leasing, President of Citicorp Industrial Finance, Division Head of Citicorp Latin America Leasing, Senior Vice President and Chief of Domestic Portfolio, Credit Policy and Institutional Recovery Management, Department Head of Citicorp Institutional Recovery Management, and North American Credit Policy and Loan Portfolio Manager.

In addition, Mr. Fitts was with Fleet Boston and its predecessors for over 10 years, serving as Senior Vice President and Chief Credit Policy Officer; Chief Lending Officer, Commercial Division; Executive Vice President and Managing Director, Managed Asset Division. His experience there included establishing credit rating systems, portfolio management, establishing pricing models and reviewing and approving over 1,700 individual transactions per year.

6.	We further acknowledge that you stated in your previous response letter that you did not have any direct ownership in NCOF and on page 80 that you do not have any ownership interest in NCOF. Please confirm by telling us whether you believe you have any indirect ownership in NCOF and the basis for your conclusion(s).

The Company does not have any direct or indirect ownership interest in NCOF. The Company does not have any equity interest in NCOF. The Company does not have any interest in NCOF to sell, pledge or otherwise transfer to third parties and does not bear any investment risk associated with an ownership interest in NCOF. Further, except for management and performance fees related to its management services, which are common and customary for fund managers, the Company does not receive any economic benefit from any increased value of NCOF.

7.	Please more fully discuss in your response letter the relationship of Och-Ziff Capital Management and all of their affiliated entities that are related to the

Mr. William Friar

November 15, 2006

registrant and any of your related entities. For example, on page 80 we note that an affiliate of Och-Ziff Capital Management is one of the registrant’s initial investors and will own (as currently disclosed) an undetermined amount of shares following the offering. Provide each entity name, names of officers and directors and the nature of their affiliations to their parent entities and to you and your entities. Detail any cross-management, board or other related party affiliation(s) across entity lines as well as the nature of any familial or other relationships that impact the operations of NCOF as well as how you evaluated the possible existence of any common control relationship within and across these groups and how that impacted your decision maker analysis for NCOF. Provide a similar analysis for those entities referred to on page 4 that committed $210 million in initial equity capital to the registrant.

OZCM is the investment manager of OZ Master Fund, Ltd., an investor in the Company and in NCOF. No other OZCM related entities are involved as investors in the Company or NCOF. After the initial public offering, OZ Master Fund will own approximately 14% of the outstanding stock of the Company. On a fully-diluted basis, OZ Master Fund currently owns approximately 19% of the Company. None of the officers or directors of OZCM or OZ Master Fund are officers or directors of the Company or NCOF. OZ Master Fund can have an observer attend the Company’s board meetings pursuant to the Stockholders Agreement filed as Exhibit 4.1 to the Registration Statement. The observer rights terminate at the time of the initial public offering. There are no other cross-ownership, board or other related-party affiliations among the Company, OZCM and its affiliated entities or NCOF. Pursuant to the Stockholders Agreement the Company’s other initial investors have board designation or observation rights. Capital Z Partners, Ltd. may designate two members of the Company’s board of directors and Corsair II Capital may designate one member. The designation rights terminate at the time of the initial public offering. OZ Master Fund, Northwestern Mutual Life Insurance Company and Shawmut Equity Partners, L.P. have board observation rights that terminate at the time of the initial public offering. None of the other initial investors in the Company have any interest in NCOF.

8.	Please provide a list of the entities and quantify the relevant committed portion(s) by entity, to NCOF’s $400 million credit facility, the $131 million in funding commitments (and the $80 million outstanding) as disclosed on page 80. Discuss the relationship of these entities to the registrant and to NCOF and their related and affiliated entities.

The following entities (or affiliates thereof) provided the $400 million credit facility to NCOF:

Name	Commitment Amount
IXIS Financial Products Inc.	$175 million
Wachovia Capital Markets, LLC	$175 million
BMO Capital Markets Corp.	$ 50 million

Mr. William Friar

November 15, 2006

Please note that the reference to the $131 million in funding commitments and $80 million outstanding refer to amounts in NCOF’s loan portfolio. The Company has revised the disclosure to clarify that those amounts refer to NCOF’s loan portfolio. See pages 1, 33, 54 and 80.

The Company, through its subsidiaries, have credit facilities with IXIS and Wachovia, which are described in the Registration Statement. See pages 46-47. In addition, Wachovia is one of the underwriters of this initial public offering. OZCM has advised the Company that it and its affiliates do not have any relationships with the providers of NCOF’s credit facility except for customary relationships in connection with the ordinary course of their business.

We note you state on page 81 that the board of directors of NCOF has no professional or familial relationship to you. Please provide additional details surrounding each board and advisory committee member or advisory committee group of NCOF including their name, professional relationship and experience and relationship(s) to any Och-Ziff Capital entities and their affiliates as well as those entities which provided the initial committed equity capital referred to on page 4. Please also explain whether there are any similar relationships with the director search firm or its member or affiliates with the entities and groups referred to in the top portion of this comment.

The following persons are on the board of directors of NCOF: (1) Scott Lennon, (2) David Egglishaw and (3) Michelle Wilson-Clarke. The directors are all resident in the Cayman Islands. They are employees of Walkers Fund Services which provides corporate, administrative and back-office services to Cayman-domiciled corporations or funds. None of the directors has a relationship with the Company or OZCM. However, Walkers does provide fund-related services to other funds managed by OZCM and by numerous other investment managers in the ordinary course of its business. Please see Response 5 above for further discussion regarding these individuals.

NCOF has an Advisory Committee that is composed of representatives of the sponsoring shareholders and the Manager. The Advisory Committee meets annually or as required to discuss investment performance. Members of the Advisory Committee are:

Joshua Ross—OZCM

Paul-Henri Couture—Caisse

Peter Fitts—Advisor

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November 15, 2006

Timothy J. Conway—Chairman, Chief Executive Officer and President of the Company

Peter A. Schmidt-Fellner—Chief Investment Officer of the Company

Bharath T. Srikrishnan—Head–Corporate Strategy and Development of the Company

There was no director search firm involved.

We would very much appreciate receiving the Staff’s comments, if any, with respect to the Amendment as promptly as applicable. If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8971.

Sincerely,

/s/ Alexander D. Lynch

Alexander D. Lynch